August 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Conlon Danberg

Re:	HCW Biologics Inc.
Registration Statement on Form S-3
File No. 333-266991

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HCW Biologics Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on Friday, August 26, 2022, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes William L. Hughes of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to William L. Hughes of Orrick, Herrington & Sutcliffe LLP at (415) 773-5720.

Very truly yours,

HCW BIOLOGICS INC.

By:	/s/ Hing C. Wong
Name:	Hing C. Wong, Ph.D.
Title:	Chief Executive Officer and Director

cc:	William L. Hughes, Orrick, Herrington & Sutcliffe LLP